EXHIBIT 12.1
SUPERVALU INC.
Ratio of Earnings to Fixed Charges
(In millions, except ratios)
(unaudited)

	Fiscal years ended
	February 28,	February 23,	February 25,	February 26,	February 28,
	2009	2008	2007	2006	2005
	(53 weeks) (1)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings (loss) before income taxes	$(2,779)	$977	$747	$329	$601
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	5	12	3
Interest expense	633	725	600	139	138
Interest on operating leases	190	184	155	48	44

Earnings (loss)	$(1,956)	$1,887	$1,507	$528	$786

Fixed charges	$823	$909	$755	$187	$183

Ratio of earnings to fixed charges	(2.38)	2.08	2.00	2.82	4.30

(1)	The Company’s loss is insufficient to cover fixed charges by $2,779 for fiscal 2009 due to the Company recording non-cash goodwill and intangible asset impairment charges of $3,524, before tax.